SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 9, 2017, Korea Electric Power Corporation (“KEPCO”) announced its investment plans for 2017. Together with its subsidiaries, including Korea Power Exchange, KEPCO KDN Co., Ltd., KEPCO Plant Service & Engineering Co, Ltd and KEPCO’s six generation subsidiaries, KEPCO plans to invest up to Won 15 trillion, including Won 9 trillion for the construction and maintenance of generation facilities, Won 3.1 trillion for energy efficiency improvement, Won 1.7 trillion for new energy industry projects and Won 0.8 trillion for renewable energy businesses. Through these investments, KEPCO expects to create a global growth platform and revitalize the economy.

Such investment plans are subject to change depending on a variety of factors including market conditions and business environment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name: Kim, Jong-Soo
Title: Vice President

Date: January 9, 2017